Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

The People’s Republic of China

Via EDGAR

October 14, 2010

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed on June 10, 2010

Form 20-F/A No.1 for the Fiscal Year Ended December 31, 2009

Filed on July 19, 2010

File No. 1-12158

Dear Mr. Cash:

We are providing to you this letter in response to the comment letter, dated September 28, 2010, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on June 10, 2010 as amended on Form 20-F/A filed on July 19, 2010 (together, the “2009 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

2. Principal Accounting Policies, page F-14

(a) Basis of consolidation, page F-14

(ii) Associates and jointly controlled entities, page F-15

1.	We note the disclosures you intend to include in future filings in response to comment 13 in our letter dated August 26, 2010. Specifically, we note your statement, “… the accounting policies adopted by the associates and jointly controlled entities are similar to those of the Company.” Please provide us with a discussion as to how you arrived at this conclusion, as we note that your most significant associate, Shanghai Secco Petrochemical Company Limited, prepares their consolidated financial statements using the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China rather than IFRS. In addition, please also revise your draft disclosure to clarify that there are no material differences between the accounting policies adopted by your associates and jointly controlled entities and your accounting policies, if correct.

The Company respectfully advises the Staff that the significant accounting policies of the Company’s most significant associate, Shanghai Secco Petrochemical Company Limited (“Secco”), that were applicable in the periods presented, are similar to the Company in all material respects as noted in the table below.

Item	Accounting policy of Secco	Differences between accounting policy of the Company

Translation of foreign currencies

•    Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rates at the balance sheet date. The resulting exchange differences are recognized in profit or loss, except those arising from the principal and interest on foreign currency borrowings specifically for the purpose of acquisition, construction of qualifying assets. Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to Renminbi using the foreign exchange rate at the transaction date.

None.

Cash and cash equivalents	• Cash and cash equivalents comprise cash on hand and demand deposits.	None.

Inventories

•    Inventories are measured at the lower of cost and net realizable value.

•    Cost of inventories comprises all costs of purchase, costs of conversion and other costs. Work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

•    Cost of inventories is calculated using the weighted average cost method.

•    Net realizable value is the estimated selling price in the normal course of business less the estimated costs to complete and the estimated expenses and related taxes necessary to make the sale.

None.

Fixed assets and construction in progress

•    Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses. Construction in progress is stated in the balance sheet at cost less impairment losses.

•    The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalized borrowing costs, and any other costs directly attributable to bringing the asset to working condition for its intended use.

•    Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

•    Where the parts of an item of fixed asset have different useful lives or provide benefits to the Company in different pattern, thus necessitating use of different depreciation rates or methods, each part is recognized as a separate fixed asset.

None.

Item	Accounting policy of Secco	Differences between accounting policy of the Company

•    The subsequent costs including the cost of replacing part of an item of fixed assets are recognized in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of fixed assets are recognized in profit or loss as incurred.

•    Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

•    Fixed assets are depreciated using the straight-line method over their estimated useful lives.

•    Useful lives, residual values and depreciation methods are reviewed at least each year end.

Operating lease charges	• Rental payments under operating leases are recognized as costs or expenses on a straight-line basis over the lease term.	None.

Intangible assets

•    Intangible assets (including land use rights) are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses.

•    For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortized on the straight-line method over its estimated useful life.

None. Land use rights are presented as “Lease prepayments” in the balance sheet rather than as an intangible asset

Long-term deferred expenses	• Represent the cost of catalyst which is amortized on a straight-line basis over its estimated useful life.	None.

Financial instruments

Recognition and measurement of financial assets and financial liabilities

•    A financial asset or financial liability is recognized in the balance sheet when the entity becomes a party to the contractual provisions of a financial instrument.

•    Financial assets and financial liabilities are measured initially at fair value. Any attributable transaction costs are included in their initial costs. Subsequent to initial recognition financial assets and liabilities are measured as follows:

-     Receivables

Subsequent to initial recognition, receivables are subsequently stated at amortized cost using the effective interest method.

-     Other financial liabilities

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

None.

Item	Accounting policy of Secco	Differences between accounting policy of the Company

Derecognition of financial assets and financial liabilities

•    A financial asset is derecognized if the Company’s contractual rights to the cash flows from the financial asset expire or if the Company transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•    Where a transfer of a financial asset in its entirety meets the criteria of the derecognition, the difference between the carrying amount of the financial asset transferred and the consideration received from the transfer is recognized in profit or loss.

•    The Company derecognizes a financial liability (or part of it) only when the underlying present obligation (or part of it) is discharged.

Impairment of financial assets and non-financial long-term assets

Impairment of financial assets

•    The carrying amounts of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

•    An impairment loss in respect of a receivable is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

•    If, after an impairment loss has been recognized on receivables, there is objective evidence of a recovery in value of the financial asset which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss.

Impairment of non-financial long-term assets

•    If any indication exists that an asset may be impaired, recoverable amount of the asset is estimated.

•    An impairment loss is recognized if an asset’s (or an asset group’s (cash-generating unit under IFRS)) carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

•    Once an impairment loss is recognized, it is not reversed in a subsequent period.

An impairment loss recognized in prior periods for non-financial long-term assets, other than goodwill, can be reversed in subsequent periods. However, this difference was not applicable to Secco since no impairment loss or reversal of impairment loss for non-financial long-term assets was recognized in Secco’s financial statements in any of the periods presented.

Employee benefits

•    Except for termination benefits, employee benefits are recognized as a liability in the period in which the associated services are rendered by employees.

•    Termination benefits are recognized when the entity demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

None.

Item	Accounting policy of Secco	Differences between accounting policy of the Company

Income tax

•    Current tax and deferred tax are recognized in profit or loss.

•    Deferred tax assets arise from deductible temporary differences, being the differences between the carrying amounts of assets for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carry forward to subsequent periods.

•    Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

•    At the balance sheet date, the amount of deferred tax recognized is measured based on the expected manner of recovery or settlement of the carrying amount of the assets, using tax rates that are expected to be applied in the period when the asset is recovered in accordance with tax laws.

None.

Provisions and contingent liabilities

•    A provision is recognized for an obligation related to a contingency if the Company has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

•    In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

None.

Revenue recognition

•    Revenue from the sale of goods is recognized when the entity has transferred the significant risks and rewards of ownership to the buyer and it no longer retains control or managerial involvement in the goods.

•    Revenue from service contracts is recognized in the period that the service is rendered by reference to the stage of completion.

None.

Government grants

•    A government grant is recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions attaching to the grant.

•    Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions (and accounted within equity), and not regarded as government grants.

•    A government grant that compensates the Company for expenses incurred is recognized in profit or loss immediately.

Special funds allocated by the government (whether or not defined in official documents as part of “capital reserve”) are accounted for as government grants and not accounted within equity. However, this difference was not applicable to Secco since no special funds were received by Secco in any of the periods presented.

Item	Accounting policy of Secco	Differences between accounting policy of the Company

Borrowing costs

•    Borrowing costs incurred directly attributable to the acquisition, construction of a qualifying asset are capitalized as part of the cost of the asset.

•    Except for the above, other borrowing costs are recognized as financial expenses in the income statement when incurred.

None.

Dividends appropriated to owners

•    Dividends or distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the balance sheet date, are not recognized as a liability at the balance sheet date but disclosed in the notes separately.

None.

The Company also notes that China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China on February 15, 2006 (“New PRC GAAP”) was developed with a view towards convergence with IFRS and that the differences that still exist relate to the matters described in the table above.1

The significant accounting policies of other associates and jointly controlled entities (other than Secco) are not materially different from those of the Company. In response to the Staff’s comment, in future filings, the Company intends to revise note 2(a)(ii) to the consolidated financial statements to indicate that there are no material differences between the accounting policies adopted by the associates and jointly controlled entities and those of the Company. Disclosures are substantially in the form as set forth below.2

“An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income. For the periods presented, no adjustments have been made (or are necessary) to conform the associate’s or jointly controlled entity’s accounting policies to those of the Company as there are no material differences between the accounting policies adopted by the associates and jointly controlled entities and the Group.”

[1]	Source - Joint Statement of the Secretary–General of the China Accounting Standards Committee and the Chairman of the International Accounting Standards Board dated November 8, 2005
[2]	The portion in italics represents the revisions to be made.

27. Commitments and Contingencies, page F-48

2.	We note your response to comment 21 in our letter dated August 26, 2019. In addition to your contingent liabilities related to financial guarantees issued and income tax differences, please also address the need for recognition and/or disclosure of contingent liabilities related to your business operations, such as environmental damage issues, workers’ compensation, other lawsuits and/or claims. If you are not a party to any business operations contingencies, please disclose this fact. Please refer to paragraphs 14-30 of IAS 37 for guidance on recognition of provisions and paragraphs 84-92 of IAS 37 for guidance on disclosure requirements and suggestions.

The Company respectfully advises the Staff for the periods presented, the Company was not a party to any business operations contingencies, other than the contingent liabilities related to financial guarantees issued and income tax differences. In response to the Staff’s comment, in future filings, the Company will disclose whether or not it is a party to any business operations contingencies, such as environmental damage issues, workers’ compensations, other lawsuits and/or claims. In addition, appropriate disclosures will be made to the extent the Company becomes a party of any contingent liabilities and the possibility of an outflow of resources embodying economic benefits is not remote.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher M. Forrester (Palo Alto Office: +1 (650) 813-5655; Hong Kong Office (852) 2585-0782) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Rong Guangdao
Rong Guangdao, Chairman

cc:	Sherry Yin/Christopher Forrester — Morrison & Foerster

Alvin Wai/Juvi Au — KPMG